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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10003-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd, Suite 516	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Chief Financial Officer
Title

Neil Rumbak
Notary Public


NEIL IAN RUMBAK
MY COMMISSION # FF215619
EXPIRES May 07, 2019
FloridaNotaryService.com

Acknowledged
x Personally Known

LUMA SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   Independent Auditors' Report on Applying Agreed-Upon Procedures Required Under SEC Rule
    17a-5(e)(4)
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ]   Rule 15c3-3 exemption report.

**   ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUMA SECURITIES LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934**

September 30, 2017

LUMA SECURITIES LLC

Table of Contents

Independent Auditors' Report



JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of LUMA Securities LLC:

We have audited the accompanying statement of financial condition of LUMA Securities LLC, as of September 30, 2017. This financial statement is the responsibility of LUMA Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of LUMA Securities LLC as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
November 27, 2017

NEW YORK CITY 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300
JANOVER LLC • A LIMITED LIABILITY COMPANY

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2017

Assets		
Cash	$	3,301,900
Fees receivable		100,000
Prepaid expense		2,425
	$	3,404,325
Liabilities and Member's Equity		
Liabilities:		
Deferred income	$	95,833
Due to Parent		23,492
Accrued expenses		8,764
		128,089
Commitments and contingencies		
Member's equity		3,276,236
	$	3,404,325

The accompanying notes are an integral part of these financial statements.

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2017

1. **Business Organization**

   LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

   The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

   The liability of the member or Parent is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

   The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

   Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Revenue recognition - Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition.

   Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the tax return of its Parent.

   In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2017

2. **Summary of Significant Accounting Policies** *(continued)*

Income taxes *(continued)* - The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company. The Company remains subject to income tax audits for all periods subsequent to 2013.

Fees receivable - Fees receivable represent amounts management expects to collect based on private placement advisory contracts or agreements. On a periodic basis, the Company evaluates its fees receivable and makes a determination for the need of establishing an allowance for doubtful accounts based on past history collections and current credit conditions. Receivables are written off as uncollectible once the Company has exhausted its collection means. As of September 30, 2017, there was no allowance for doubtful accounts.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2017

3. **Transactions with Related Parties**

The Company maintains a services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $21,040 per month. Generally, the Company settles the amount owed to the Parent on a monthly basis. As of September 30, 2017, the amount due to Parent is $23,492. The services agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $3,244,644 which was $3,144,644 in excess of its minimum requirement of $100,000.

The Company does not hold customers' cash or securities. As such, it is not affected by SEC Rule 15c3-3.

5. **Concentrations**

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

The Company had revenues from seven customers in the amount of $11,089,284, or approximately 95% of total revenues for the year ended September 30, 2017. Additionally, two customers accounted for 100% of the fees receivable balance as of September 30, 2017.

6. **Contingencies**

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including a class action complaint arising from an initial public offering in March 2017. The Company was a member of the underwriting syndicate for the offering, and all the members of the syndicate have been named as defendants. The lead underwriter, Morgan Stanley & Co. LLC, is defending the other underwriters, including the Company. The complaint alleges that the underwriters, including the Company, violated Section 11 of the Securities Act of 1933. The underwriters are vigorously defending the action. In August 2017, a separate action was filed, alleging that the underwriting syndicate, which includes the Company, violated Section 11 of the Securities Act of 1933. A motion to remand is pending. The underwriters are vigorously defending the action. The Company does not believe, based on current knowledge and after consultation with counsel, that any losses related to these complaints will have a material adverse effect on the Company's financial statements.

Another complaint naming the underwriting syndicate members as defendants, including the Company, was filed in the Superior Court for the State of California, in May 2017. The complaint alleged that the underwriting syndicate defendants, including the Company, violated Sections 11 and 12(a)(2) of the Securities Act of 1933. This was voluntarily dismissed in July 2017.

7. **Subsequent Events**

In October 2017, the Company amended its services agreement with the Parent. The amendment updated the amounts that the Parent charges the Company for accounting, administration, information technology, compliance services, office space, employee services and other services to a cost of $44,900 per month.